UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
____________________
FORM SD
Specialized Disclosure Report
 ____________________
SEQUENOM, INC.
(Exact name of registrant as specified in its charter)
____________________

DELAWARE	000-29101	77-0365889
(State or other jurisdiction of incorporation or organization)	Commission File Number	(I.R.S. Employer Identification Number)

3595 John Hopkins Court San Diego, California	92121
(Address of principal executive offices)	(Zip Code)

Carolyn D. Beaver Vice President and Chief Accounting Officer (858) 202-9000
(Name and telephone number, including area code, of the person to contact in connection with this report)
____________________
Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☒   Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2013

Section 1 - Conflict Minerals Disclosure
In an evaluation of our products we determined that “conflict minerals”, as defined by the Securities and Exchange Commission, can be found in, and are necessary to the functionality or production of, products manufactured and sold by our Sequenom Bioscience segment. Therefore, the products that we manufacture in that segment are subject to the reporting obligations of Rule 13p-1.

Item 1.01 Conflict Minerals Disclosure and Report
A copy of our Conflict Minerals Report is provided as Exhibit 1.01 hereto and is publicly available at: www.sequenom.com/invest/corporate-governance.

Item 1.02 Exhibit
Conflict Minerals Report as required by Item 1.01

Section 2 - Exhibits
Item 2.01 Exhibits
Exhibit 1.01 - Conflict Minerals Report as required by Item 1.01 and 1.02 of this Form

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

SEQUENOM, INC.
/S/ CAROLYN D. BEAVER	May 30, 2014
By: Carolyn D. Beaver	(Date)
Vice President and Chief Accounting Officer